 AZZAD®

November 19, 2010

Christina DiAngelo

Securities & Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Investment Company Act file number 811-08021

Dear Ms. DiAngelo,

On September 1, 2010, Azzad Funds (the "Trust'), on behalf of Azzad Ethical Mid Cap Fund and Wise Capital Fund (each a "Fund" and collectively, the "Funds"), each a series of the Trust, filed N-CSR. On October 21, 2010, you provided oral comments.  Please find below the Trust's responses to your comments.  For your convenience, we have summarized your comments.

SEC Comment:

The Performance Illustration plot graph in the Annual Report for fiscal year ending 2010 is identical to the graph in the Annual Report for fiscal year ending 2009. Explain.

Response:

The plot points were correct on the Performance Illustration graph in the Annual Report. However, the dollar amounts were mistakenly not updated. Below is the correct graph with the dollar amounts updated:

We will communicate this to shareholders by filing an amended Form N-CSR with the correct chart.

SEC Comment:

Please update Edgar Series for the Funds to remove the addition of Azzad Ethical Income Fund.

Response:

This has been completed as requested. Please refer to our correspondence filed with the Securities and Exchange Commission on October 29, 2010, ACCESSION NUMBER: 0001162044-10-000676.

SEC Comment:

12b-1 Fees charged by Azzad Ethical Mid Cap Fund appear to be 10 basis points. Please explain the Expense chart in the Prospectus showing that it is 15 basis points.

Response:

Azzad Ethical Mid Cap Fund charges 15 basis points for 12b-1 fees. However, only 10 basis points were actually charged. The fee table was updated in the Prospectus. Please refer to our correspondence filed with the Securities and Exchange Commission on October 29, 2010, ACCESSION NUMBER: 0001162044-10-000676. See below:

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a % of amount redeemed within 90 days)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.80%
Distribution and/or Service (12b-1) fees	0.10%
Other expenses	0.85%
Total annual operating expenses	1.75%
Fee Waiver/Expense Reimbursement*	(0.76%)
Total Annual Fund Operating Expenses after Fee Waiver	0.99%

*The Fund’s adviser has agreed to contractually waive all or a portion of its fees and/or reimburse the Fund for certain operating expenses, to the extent necessary to limit the fund’s net annual operating expenses (excluding brokerage costs; borrowing costs, including without limitation dividends on securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; and litigation and other extraordinary expenses) to 0.99% of average daily net assets for a 5-year period beginning July 1, 2009 and ending June 31, 2014.  This agreement may only be terminated by the Fund’s Board of Trustees.

SEC Comment:

The hypothetical expense charts in the prospectus appear incorrect.

Response:

The hypothetical expense charts for Azzad Ethical Mid Cap Fund and Wise Capital Fund were corrected. Please refer to our correspondence filed with the Securities and Exchange Commission on October 29, 2010, ACCESSION NUMBER: 0001162044-10-000676.

Azzad Ethical Mid Cap Fund:

1 Year	3 Year	5 Year	10 Year
$101	$315	$722	$1,860

Wise Capital Fund:

1 Year	3 Year	5 Year	10 Year
$158	$490	$995	$2,386

SEC Comment:

Does Wise Capital Fund’s fee table consider any related expenses (such as acquiring other funds)? If so, this should be shown in the fee table.

Response:

The fee table for Wise Capital Fund has been updated. Please refer to our correspondence filed with the Securities and Exchange Commission on October 29, 2010, ACCESSION NUMBER: 0001162044-10-000676. See below:

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a % of amount in excess of $50,000 redeemed within 180 days)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.19%
Distribution and service (12b-1) fees	0.05%
Acquired Fund Fees and Expenses	0.06%
Other expenses*	0.92%
Total annual operating expenses	2.22%
Fee Waiver**	(0.67%)
Total Annual Fund Operating Expenses after Fee Waiver ***	1.55%

* Other expenses are based on estimated amounts for the current fiscal year.

**The Fund’s adviser has agreed to contractually waive all or a portion of its fees or reimburse the Fund for certain operating expenses, to the extent necessary to limit the fund’s net annual operating expenses (excluding brokerage costs; borrowing costs, including without limitation dividends on securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; and litigation and other extraordinary expenses) to 1.49% of average daily net assets for a five year period beginning December 1, 2008 and ending November 31, 2013.  The addition of certain non-waivable expenses may cause the Fund’s net annual operating expense to exceed the maximum amount of 1.49% agreed to by the adviser. This agreement may only be terminated by the Fund’s Board of Trustees.

SEC Comment:

$28,642 was characterized as a capital loss carryforward as well as Post-October capital loss deferrals between 11/1/09 and 6/30/10. Please explain.

RESPONSE:

Below are the corrected figures for Note 6 of the Annual Report to properly reflect the capital loss carryforward.

	Mid Cap Fund	Wise Fund

Undistributed ordinary income	$ -	$ -

Capital loss carryforward expiring 6/30/2018 +	$(229)	$ -

Post-October capital loss deferrals between 11/1/09 and 6/30/10 *	$(25,642)	$ (28,642)

Gross unrealized appreciation on investments	$1,014,740	$9,936
Gross unrealized depreciation on investments	(352,172)	(183,542)
Net unrealized appreciation/(depreciation) on investments	$662,568	$ (173,606)

Cost of investments, including Short-Term investments **	$7,726,299	$ 7,136,591

We will communicate this to shareholders by filing an amended N-CSR with the correct disclosure.

SEC Comment:

The Trustee table should list each Trustee’s term of office.

Response:

As stated in the Azzad Funds’ SAI, each Trustee member serves indefinitely. This information will be included in the Funds’ amended Form N-CSR.

SEC Comment:

Note 3 in the Annual Report should state for how long the expense cap agreement is in effect as well as the fact that it excludes fees incurred from acquiring other funds.

Response:

Please refer to our correspondence filed with the Securities and Exchange Commission on October 29, 2010, ACCESSION NUMBER: 0001162044-10-000676. The below statement will be included in our amended Form N-CSR:

The Fund’s adviser has agreed to contractually waive all or a portion of its fees or reimburse the Fund for certain operating expenses, to the extent necessary to limit the fund’s net annual operating expenses (excluding brokerage costs; borrowing costs, including without limitation dividends on securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; and litigation and other extraordinary expenses) to 0.99% and 1.49%, for Azzad Ethical Mid Cap Fund and Wise Capital Fund, respectively, of average daily net assets for a five year period beginning July 1, 2009 and ending June 31, 2014 for Azzad Ethical Mid Cap Fund and  December 1, 2008 and ending November 31, 2013 for Wise Capital Fund .

SEC Comment:

Under Expense Example the language should be modified to reflect the fact that the Funds charge a redemption fee. Refer to Form N-1A, item 27(d)(1).

Response:

The introductory language under Expense Example shall be modified in our amended Form N-CSR as follows:

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution [and/or service] (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

SEC Comment:

The Management’s Discussion of Fund Performance (MDFP) should discuss the factors that materially affected the Funds’ performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.

Response:

The MDFP has been updated to discuss the factors that materially affected the Funds’ performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. The revised MDFP will be included in our amended Form N-CSR.

SEC Comment:

The website (Azzad.net) states that the Azzad Ethical Mid Cap Fund’s benchmark is the S&P 500.

Response:

Azzad Ethical Mid Cap Fund’s benchmark is the S&P 400. The website has been updated to reflect this and the investment strategy pop up has been corrected. The Fund changed its benchmark to the S&P 400 about 5 years ago when it decided to concentrate on mid cap growth stocks (it previously was a large cap fund). The adviser believes the S&P 400, which is a mid-cap index of stocks that measures the performance of stocks in the mid-cap zone, is a more appropriate benchmark to measure the Fund’s performance. The 2009 Form N-SCR total return table also showed Azzad Ethical Mid Cap Fund’s benchmark as the S&P 400.

SEC Comment:

Item 4(e)(2): The heading of this item currently states, “Percentage of Services Approved by the Audit Committee” but this is not what the item is asking. Modify the heading accordingly.  Form N-CSR, item 4(e)(2) asks for disclosure of the percentage of services for which the pre-approval requirement was waived.

Response:

Item 4(e)(2) will be revised to:

(e)(2) No services included in Items 4(b)-(d) above were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

In connection with responding to your comments, we make the following acknowledgements:

·       The Azzad Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

·       Sec staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·       the Azzad Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional questions (703) 207-7005 extension 115.

Sincerely,

Manal Fouz,

Compliance Officer

Azzad Asset Management, Inc.

3141 Fairview Park Drive, Suite 460

Falls Church, VA 22042